Mail Stop 3561

June 11, 2008

William J. Aliber
Chief Financial Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas, 21st Floor
New York, New York 10019

> **Re: RHI Entertainment, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 30, 2008**
> **File No. 333-146098**

Dear Mr. Aliber:

We have reviewed your responses to the comments in our letter dated May 13, 2008 and have the following additional comments.

RHI Overview, page 1

1. Please revise the fifth paragraph to include both the comparable results for the stub period and the sentence (with whatever information is necessary to make it clear to investors) which has been added to the first paragraph of Liquidity and Capital Resources on page 64 about foregoing management fees.

Use of Proceeds, page 9

2. We are unable to locate the consideration you will receive for giving the proceeds of your new funding facilities to Holdings II. Please revise to clarify.

Our preliminary plans, page 22

3. Please make the new paragraph at the end of this risk factor into a separate, appropriately captioned risk factor.

Dilution, page 37

4. Reference is made to your net tangible book value per share of $0.69 as of March 31, 2008. Based upon your historical net tangible book value of $6.9 million as of March 31, 2008 and number of shares of your common stock outstanding prior to

the offering (i.e. existing stockholders) included in the table at the bottom of page 37, we were unable to recalculate the net tangible book value per share. Please explain to us and revise to include in a footnote that describes how you calculated the number of shares used in determining the net tangible book value per share.

5. Further, based upon your pro forma balance sheet on page 45, we were unable to recalculate your pro forma net tangible book value and per common share amount after the offering of $178.8 million and $7.98, respectively as of March 31, 2008. In this regard, please tell us and disclose in a footnote your calculation of how you arrived at such amounts.

6. Reference is made footnote (1), please tell us how you calculated the dilution per share to new investors of $11.25 per share if the exchange of common membership units of Holdings II held by KRH is not assumed.

Unaudited Consolidated Pro Forma Statement of Operations for the three months ended March 31, 2008, page 39

Unaudited Consolidated Pro Forma Statement of Operations for the year ended December 31, 2007, page 42

Adjustment (5)

7. We note that adjustment (5) is to record a significant non-controlling interest in loss of consolidated entity relating to the ownership interest of KRH in Holdings II. Please revise your disclosure to indicate how you calculated or determined the amount of the adjustment.

Unaudited Consolidated Pro Forma Balance Sheet, page 45

Adjustment (2)

8. We note your disclosure that adjustment (2) reflects the reorganization and the net proceeds of the offering and their use. Please revise to provide more detail as to how each of the line item adjustments in the pro forma balance sheet were calculated or determined. For example, for the $136,799 pro forma adjustment to debt, please separately describe the amounts that increase debt, such as the concurrent financing transaction, and separately describe each adjustment to decrease debt, such as the $260 million that will be paid off and the write off of the original issue discount described in adjustment (3). Also, please disclose the pro forma accounts that have been affected by the $35.7 million distribution to

KRH. Finally, please disclose the amount of net proceeds that are expected from the offering.

Adjustment (3)

9. We note your disclosure that in connection with the offering you will expense $4.6 million resulting from the write-off of unamortized deferred debt issuance costs and original issue discount associated with repayment of your existing senior secured credit facility. However, your disclosure does not clearly explain how the adjustment to "prepaid and other assets, net" of $2,829 was calculated or determined. Please revise to clearly disclose the nature of each amount that is included in the net $2,829 adjustment. Also, in light of the disclosure that these reductions were offset by $3 million of additional debt costs associated with the concurrent financing transactions, please tell us, and clearly disclose how these additional debt costs have been included in the pro forma adjustments, by balance sheet line item.

Other

10. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

11. Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3813.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 751-4864
        Raymond Y. Lin, Esquire
        Latham & Watkins LLP
        885 Third Avenue
        New York, New York 10022